Wells Fargo Securities, LLC 375 Park Avenue New York, New York 10152

VIA EDGAR

September 23, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
 Attn: Dominic Minore

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. Registration Statement on Form N-2
(File Nos. 333-212400 and 811-23166)

Dear Mr. Minore:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on August 30, 2016 and the Preliminary Prospectus dated August 30, 2016, began on August 30, 2016 and is expected to conclude at approximately 4:00 p.m., Eastern Time, on September 27, 2016, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 115,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 12:00 p.m., Eastern Time, on Tuesday, September 27, 2016 or as soon thereafter as practicable.

Sincerely,

WELLS FARGO SECURITIES, LLC

As Representative

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Amit Jain
Name: Amit Jain
Title: Director